PPPROSPECTUS SUPPLEMENT NO. 8                   Filed pursuant to Rule 424(b)(3)
(To prospectus dated October 24, 2001)                Registration No. 333-67506



                                  $400,000,000

                                   Enzon, Inc.

                 4 1/2% Convertible Subordinated Notes Due 2008

                                   ----------

This Prospectus Supplement No. 8 supplements and amends the Prospectus dated October 24, 2001 relating to the 4 1/2% Convertible Subordinated Notes due 2008 of Enzon, Inc. and the shares of common stock into which the notes are convertible, at various times at market prices prevailing at the time of sale or at privately negotiated prices.

The section entitled "Description of Capital Stock" on pages 30 through 33 of the prospectus, which sets forth information with respect to the capital stock of Enzon, Inc., is hereby amended as follows:

      The addition to the prospectus of the following under the subsection entitled "Common Stock":

      "Holders of our common stock own one preferred stock purchase right for each share of common stock owned by such Holder. These rights currently entitle holders of our common stock to purchase one one-thousandth of a share of our Series B Preferred Stock for $190, except in certain circumstances described below, holders may receive common stock. However, the rights are not immediately exercisable and will become exercisable only upon the occurrence of certain events. If a person or group acquires, or announces a tender or exchange offer that would result in the acquisition of, 15% or more of our common stock while the stockholder rights plan remains in place, then, unless (1) the rights are redeemed by us for $0.01 per right, or (2) the board of directors determines that a tender or exchange offer for all of our outstanding common stock is in the best interest of the company and the stockholders, then the rights will become exercisable by all rights holders except the acquiring person or group for, (1) shares of our common stock or (2) in certain circumstances, shares of the third party acquirer, each having a value of twice the right's then-current exercise price."

      The addition to the prospectus of the subsection entitled "Series B Preferred Stock" immediately following the subsection entitled "Series A Preferred Stock":

      "Series B Preferred Stock

      As of May 22, 2002, there were no shares of our Series B preferred stock outstanding. Shares of our Series B preferred stock are purchasable upon exercise

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      of the preferred stock purchase rights, discussed above. Shares of our
      Series B preferred stock will not be redeemable. Holders of Series B preferred stock will be entitled to a minimum preferential quarterly dividend payment of the greater of (a) $1.00 or (b) subject to the provision for adjustment, 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions declared on the Common Stock since the immediately preceding date on which a preferential quarterly dividend was payable or, with respect to the first quarterly dividend payment date, since the first issuance of any share or fraction of a share of the Series B preferred stock.

      In the event of liquidation, the holders of the Series B preferred stock are entitled to receive a preferential liquidation payment of the greater of (i) $1,000 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, or (ii) an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1,000 times the aggregate amount to be distributed per share to holders of shares of common stock, or to the holders of shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Preferred Stock.

      Holders of the Series B preferred stock are entitled to 1,000 votes per share on matters to be voted upon by our stockholders and, except as required by Delaware law, our Series B preferred stock votes together with our common stock as a single class on all matters which come to a vote of our stockholders. Finally, in the event of any merger, consolidation or other transaction in which our common stock is exchanged, holders of Series B preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary antidilution provisions."

      The addition to the prospectus of the following under the subsection entitled "Provisions of our Certificate of Incorporation, By-laws and State Law Provisions with Potential Antitakeover Effects":

      "The rights to purchase shares of Series B preferred stock were distributed to all holders of common stock in order to deter coercive takeover tactics. Coercive takeover tactics include a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all holders of our common stock equally.

      Preferred stock purchase rights are designed to protect and maximize the value of our outstanding equity interests in the event of an unsolicited attempt by an acquirer to take over Enzon in a manner or on terms not approved by the board of directors. The rights are not intended to prevent the takeover of Enzon and will not do so. Subject to some restrictions described above, we may redeem the rights at $0.01 per right at any time prior to the time that any person or entity becomes the beneficial owner of 15% or more of our common stock, or announces a tender or exchange offer that would result in the acquisition of 15% or more of our common stock. Accordingly, the rights should not interfere with any merger or business combination approved by the board of directors.

      However, the rights may have the effect of rendering more difficult or discouraging an acquisition of Enzon deemed undesirable by the board of directors. The rights may cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our board of directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the rights."

The Prospectus, together with Prospectus Supplement Nos. 1, 2, 3, 4, 5, 6 and 7 and this Prospectus Supplement No. 8, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the notes and the common stock issuable upon conversion of the notes. All reference in the prospectus to "this prospectus" are hereby amended to read "this prospectus (as supplemented and amended)".

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

             The date of this Prospectus Supplement is May 22, 2002.